                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549




                                  FORM 11-K



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

        For the fiscal year ended December 31, 1996

                                        OR


[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from  to


        Commission file number 1-3183



          ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                                (Full Title of Plan)






                                ENSERCH CORPORATION
              (Name of Issuer of Securities Held Pursuant to the Plan)

          ENSERCH Center, 300 South St. Paul Street, Dallas, Texas 75201
            (Address of Plan and Principal Executive Office of Issuer)

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                        REQUIRED INFORMATION


The required financial statements and other information required by Form 11-K are set forth under the headings listed below at the page numbers indicated.

                                                                   Page No.

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . 2
Statements of Net Assets Available for Benefits . . . . . . . . . . . 3
Statements of Changes in Net Assets Available
   for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . 6
Supplemental Schedules:
    Item 27a - Schedule of Assets Held for
      Investment at December 31, 1996 . . . . . . . . . . . . . . . .12
    Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1996. . . . . . . . . . . . . .13

Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . . . . .15

INDEPENDENT AUDITORS' REPORT

ENSERCH Corporation Employee Stock Purchase and Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at December 31, 1996, and
(2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. These schedules and this supplemental information are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 1997

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

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(In thousands)


                                                                     1996                      1995
                                                                   --------                  --------
ASSETS
------
Cash and Short-term Investments                                    $    280                  $    232

Investments:
  ENSERCH Corporation Common Stock                                   41,781                    44,411
  Enserch Exploration, Inc. ("EEX") Common Stock                        306                        66
  Fidelity Mutual Funds:
    Equity Funds:
      Magellan                                                       10,699                     7,040
      Puritan                                                        12,066                     5,664
      Equity Income                                                   3,405
      Spartan U.S. Equity Index                                       3,448
    U.S. Bond Index                                                   2,458                     1,690
    Retirement Government Money Market
     Portfolio                                                        5,462                     2,184

Receivables:
  Employer Contributions                                                 61                       177
  Dividends and Interest                                                  4                         4
  Participant Loans                                                     969                       851
                                                                    -------                   -------
             Total Assets                                            80,939                    62,319
                                                                    -------                   -------

LIABILITIES
-----------

Administrative Expense Payable                                           61                       177
                                                                    -------                   -------

NET ASSETS AVAILABLE FOR BENEFITS                                   $80,878                   $62,142
                                                                    =======                   =======


See notes to financial statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(In thousands)

                                                          Supplemental Information by Fund
                               ---------------------------------------------------------------------------------
                                                             Fidelity Mutual Funds
                                               -----------------------------------------------------------
                                                                                               Retirement
                              ENSERCH    EEX                                  Spartan          Government
                              Common    Common                                  U.S.    U.S.    Money
                               Stock    Stock                       Equity     Equity   Bond    Market
                               Fund     Fund    Magellan  Puritan   Income     Index    Index   Portfolio  Other  Total
                              -------   -----   --------  -------   -------   -------  -------  --------- ------  ------
NET ASSETS AVAILABLE,
  BEGINNING OF YEAR           $44,411   $  66   $7,040    $5,664    $   -    $   -     $1,690    $2,184   $1,087  $62,142

ADDITIONS:
  Contributions:
    Participants' payroll
      deductions                1,181      35    2,063     1,928       81       74        450       593        -    6,405
    Participants' rollover
      transfers                    26       3      117        56       12       18         13       128        -      373
    Employer's matching
      contributions             1,513     104      118       129       16       14         29        41      249    2,213
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
       Total contributions      2,720     142    2,298     2,113      109      106        492       762      249    8,991
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
  Investment income:
    Interest and
      dividends                   495       -      123       292       20       19        125       134       80    1,288
    Net unrealized and
      realized appreciation
      (depreciation) in fair
      value of investments     17,014      25      823       790      107       81        (63)          -      -   18,777
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
       Total investment income 17,509      25      946     1,082      127      100         62       134       80   20,065
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------

           Total additions     20,229     167    3,244     3,195      236      206        554       896      329   29,056
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
DEDUCTIONS:
  Benefits paid to
    participants               (8,096)     (9)    (483)     (450)     (17)      (3)      (169)     (756)     (53) (10,036)
  Administrative expenses         (29)      -       (4)       (3)       -        -         (1)       (2)    (249)    (288)
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
           Total deductions    (8,125)     (9)    (487)     (453)     (17)      (3)      (170)     (758)    (302) (10,324)
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------

TRANSFERS WITHIN FUNDS        (14,747)     83      948     3,705    3,193    3,246        390       3,153     29        -

OTHER ACTIVITY                     13      (1)     (46)      (45)      (7)      (1)        (6)      (13)     110        4
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
           Net additions
             (deductions)      (2,630)    240    3,659     6,402    3,405    3,448        768     3,278      166   18,736
                              -------   -----  -------   -------   ------   ------     ------    ------   ------  -------
NET ASSETS AVAILABLE,
  END OF YEAR                 $41,781   $ 306  $10,699   $12,066   $3,405   $3,448     $2,458    $5,462   $1,253  $80,878
                              =======   =====  =======   =======   ======   ======     ======    ======   ======  =======

See notes to financial statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(In thousands)

                                                          Supplemental Information by Fund
                                       ----------------------------------------------------------------------
                                                                    Fidelity Mutual Funds
                                                            ------------------------------------------
                                                                                           Retirement
                                       ENSERCH     EEX                                     Government
                                        Common    Common                          U.S.      Money
                                         Stock     Stock                          Bond      Market
                                         Fund      Fund     Magellan   Puritan    Index     Portfolio   Other     Total
                                       --------   -------   --------  --------   -------   ----------   -----     ------
NET ASSETS AVAILABLE, BEGINNING
  OF YEAR                              $40,208    $    -    $    -   $     -     $    -    $     -      $587     $40,795

MERGER OF ENSERCH CORPORATION
  EMPLOYEE INVESTMENT PLAN                   -         -     3,494     2,688      1,086      1,041        66       8,375
ADDITIONS:
  Contributions:
    Participants' payroll
      deductions                         1,396        11     1,952     2,065        500        717        14       6,655
    Participants' rollover
      transfers                             88         7       523       532         52        387        50       1,639
    Employer's matching
      contributions                      1,762        39         -         -          -          -       187       1,988
                                       -------    ------    ------    ------     ------     ------    ------     -------
       Total contributions               3,246        57     2,475     2,597        552      1,104       251      10,282
                                       -------    ------    ------    ------     ------     ------    ------     -------
  Investment income:
    Interest and dividends                 663         -        38       167         91         90        46       1,095
    Net unrealized and realized
      appreciation in fair value
      of investments                     9,812         3     1,402       610        127          -         -      11,954
                                       -------    ------    ------    ------     ------     ------    ------     -------
       Total investment income          10,475         3     1,440       777        218         90        46      13,049
                                       -------    ------    ------    ------     ------     ------    ------     -------

           Total additions              13,721        60     3,915     3,374        770      1,194       297      23,331
                                       -------    ------    ------    ------     ------     ------    ------     -------
DEDUCTIONS:
  Benefits paid to participants         (9,251)       (1)     (313)     (317)      (130)      (121)      (26)    (10,159)
  Administrative expenses                  (19)        -        (1)       (1)        (1)        (1)     (179)       (202)
                                       -------    ------    ------    ------     ------     ------    ------     -------
           Total deductions             (9,270)       (1)     (314)     (318)      (131)      (122)     (205)    (10,361)
                                       -------    ------    ------    ------     ------     ------    ------     -------
TRANSFERS WITHIN FUNDS                    (263)        7       118        20         (9)        97        30           -

OTHER ACTIVITY                              15         -      (173)     (100)       (26)       (26)      312           2
                                       -------    ------    ------    ------     ------     ------    ------     -------
           Net additions                 4,203        66     3,546     2,976        604      1,143       434      12,972
                                       -------    ------    ------    ------     ------     ------    ------     -------
NET ASSETS AVAILABLE, END OF YEAR      $44,411    $   66    $7,040    $5,664     $1,690     $2,184    $1,087     $62,142
                                       =======    ======    ======    ======     ======     ======    ======     =======

See notes to financial statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     On January 1, 1995, the ENSERCH Corporation Employee Investment Plan ("Investment Plan") merged into the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies ("ESPP"). The merged and amended ESPP plan, renamed the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan"), is a combination profit sharing and employee stock ownership plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following description is provided for general information only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a participant-directed defined contribution combination employee stock ownership and profit sharing plan established by ENSERCH Corporation and its divisions and participating subsidiary companies ("ENSERCH" or "the Corporation") to encourage and assist employees in establishing an individual savings and investment program. All full time employees of ENSERCH and its participating subsidiaries are eligible to participate in the Plan. Participation is voluntary. The number of participants in the Plan as of December 31, 1996 and 1995, was 5,152 and 4,741, respectively.

     A committee appointed by the ENSERCH Board of Directors is responsible for the general administration, management and operation of the Plan. Texas Commerce Bank ("the Trustee"), a federally chartered bank, has served as trustee since January 1, 1995 and manages the assets of the Plan.

     ENSERCH/Texas Utilities Company Merger - In April 1996, ENSERCH Corporation announced that it had agreed to combine with Texas Utilities Company ("TUC"). The merger is to be preceded by a distribution of Enserch Exploration, Inc. ("EEX") (a majority-owned subsidiary that is publicly traded) shares to holders of ENSERCH common stock. Under terms of the merger agreement, common stock of TUC will be exchanged for all of the outstanding shares of the Corporation.

     The transaction is subject to certain conditions which include the approval by the Securities and Exchange Commission (SEC) and receipt by ENSERCH of a favorable tax ruling from the Internal Revenue Service
     (IRS) to the effect that its distribution of EEX stock will be a tax-free transaction. ENSERCH received this IRS ruling in February 1997. ENSERCH recently became aware of an inadvertent misstatement of fact it believes is immaterial in its filing with the IRS and has received an opinion from outside counsel that it will still be able to rely on the ruling. While ENSERCH and TUC do not believe the additional facts would change the IRS's ruling, the situation is being reviewed by the parties and further communication with the IRS may ensue.

     All other approvals have been received, except for approval by the SEC under the Public Utility Holding Company Act of 1935 where the approval process is proceeding.

     In May 1996, an amendment to the Plan allowed ENSERCH and EEX stock currently held in the Plan to be diversified. This applies to both stock purchased with participant contributions and to company matching contributions. The diversification period commenced October 1996 and will extend through the date of the merger closing. During this period, employees may diversify all their ENSERCH and EEX shares into the other investment options of the Plan. Also, during this period, employer company matching contributions will be invested according to the participants' investment elections. If the proposed merger is consummated it may result in additional amendments to the Plan following the merger closing date, including that company matching contributions will be in TUC stock and will not be eligible for diversification.

     Participants' Contributions - Under the Plan, a participant may invest pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of regular monthly salary or wages ("base pay"). The Omnibus Budget Recon-ciliation Act of 1993 placed an annual limitation of $150 thousand on the base pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

     Each participant is entitled to direct the allocation of his or her account among the common stock of ENSERCH or EEX or six mutual fund investment options: the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Fidelity Equity Income Fund and the Fidelity Spartan U.S. Equity Index Fund, all of which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at any time, in accordance with the Plan guidelines. As of December 31, 1996, all net assets available for benefits were considered to be in participant directed investments. As of December 31, 1995, net assets available for benefits included $37,889 thousand of assets considered to be non-participant directed investments and $24,253 thousand of assets considered to be participant directed investments.

     Employers' Matching Contributions ("company matching") - The maximum participant contribution eligible for matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contribu-tions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. Prior to October 1996, ENSERCH made matching contributions in common stock of either ENSERCH or EEX based on the participant's election. Since October 1996 and through the merger closing date, matching contributions are made based on participants' investment elections.

     Investment of Funds - All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Participant Loans - Participants may borrow up to 50% of the market value of their pre-tax employee contribution account; however, the loan cannot exceed $50 thousand less the maximum outstanding loan balance in the previous one-year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6% to 10%. Loans are funded by withdrawals from the individual's investment accounts as determined by the plan committee. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service. A participant may have a maximum of two concurrent loans.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance of more than $3.5 thousand can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of less than $3.5 thousand are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

     Unclaimed Terminated Participants' Accounts - The plan has a segregated account of amounts payable to terminated participants of the Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administra-tors have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1996, and 1995, were $1,448 thousand and $1,144 thousand respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 1996, there was $218 thousand invested in the Texas

     Commerce Bank Short Term Investment Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. This short-term investment fund is an employee benefit commingled fixed income fund whose objective is to achieve a high level of income through investments in a fixed income portfolio with an average maturity of 5 to 75 days. The rate in effect as of December 31, 1996 was 5.74%. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

     Termination of Plan - The Board of Directors of the Corporation has the right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

     Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the Trustee are paid by the Corpora-tion. Recordkeeping fees are deducted from participants' accounts.

2.  SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the use of significant estimates and assumptions by management; actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock of ENSERCH and EEX are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Par-ticipants do not have beneficial ownership in specific underlying securities or other assets in the various mutual funds, but have an interest therein represented by units valued as of the last business day of the period. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Security transactions are recorded on the trade date. Income and expenses are recognized on the accrual basis of accounting.

     Benefits Payable - Benefits are recorded when paid. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $122 thousand and $133 thousand respectively, due to participants who had withdrawn from participation in the Plan but who had not yet received their benefits.

3.   TAX STATUS OF THE PLAN

     ENSERCH Corporation has been advised by the Internal Revenue Service that the Plan, as amended to May 16, 1997, met the requirements of
     Section 401(a) of the Internal Revenue Code.

     Participants in the Plan are not subject to federal income taxation on amounts added to their accounts as a result of their pre-tax or company matching contributions or investment income until such time as it is withdrawn from the Plan. All account withdrawals under the Plan are made in accordance with IRS regulations.

4.   MUTUAL FUND VALUATIONS AND COMMON STOCK HOLDINGS

     Units in each mutual fund at December 31, 1996 and 1995 and net asset value per unit are presented below.

                                                 1996                      1995
                                        -----------------------    ------------------------
                                                      Net Asset                   Net Asset
                                         Number       Value per       Number      Value per
                                         of Units        Unit        of Units        Unit
                                        ---------     --------    -------------    -------
   Fidelity Mutual Funds:
     Magellan                           132,665.247    $80.65        81,878.664    $85.98
     Puritan                            699,888.797     17.24       332,986.138     17.01
     Equity Income                       79,502.744     42.83              -          -
     Spartan U. S. Equity
       Index                            127,925.845     26.95              -          -
     U. S. Bond Index                   232,780.053     10.56       154,359.104     10.95
     Retirement Government
       Money Market
       Portfolio                      5,462,083.720      1.00     2,183,797.450      1.00

   Shares of common stock of ENSERCH and EEX at December 31, 1996 and 1995 and market value per share are presented below:

                                                1996                     1995
                                      -----------------------     ----------------------
                                                    Market                     Market
                                      Number of    Value Per      Number of   Value Per
                                       Shares        Share         Shares       Share
                                      ---------   -----------     ---------  -----------
   ENSERCH common stock               1,816,568     $23.000       2,732,960    $16.250
   EEX common stock                      26,011      11.750           5,677     11.625


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











                           SUPPLEMENTAL SCHEDULES

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996
(Dollar amounts rounded to nearest whole dollar)



  DESCRIPTION OR                                                                  FAIR
IDENTITY OF ISSUER                      INVESTMENT             COST               VALUE
------------------                    --------------           ----               -----
ENSERCH CORPORATION
  COMMON STOCK *                     1,816,568 shares,      $33,057,010         $41,781,064
                                     par value of $0.01
                                     per share
ENSERCH EXPLORATION,
  INC. COMMON STOCK *                26,011 shares, par         275,165             305,629
                                     value of $1.00
                                     per share
FIDELITY MUTUAL FUNDS:

  MAGELLAN FUND                                              10,142,143          10,699,452

  PURITAN FUND                                               11,558,275          12,066,082

  EQUITY INCOME FUND                                          3,402,136           3,405,103

  SPARTAN U.S. EQUITY INDEX FUND                              3,385,297           3,447,602

  U.S. BOND INDEX FUND                                        2,418,536           2,458,157

  RETIREMENT GOVERNMENT MONEY MARKET
     PORTFOLIO FUND                                           5,462,084           5,462,084

LOANS TO PARTICIPANTS *
  Interest Rate - Ranges from
    6% - 10% (Based on Prime on
    date of loan)
  Maturity Dates -
    Various, from  January 1997
    to May 2002
  Term of Loans - Not less than
    one year or more than
    five years                                                  969,332             969,332
                                                            -----------         -----------
                           TOTAL                            $70,669,978         $80,594,505
                                                            ===========         ===========

*  Party-in-Interest.

ENSERCH CORPORATION STOCK PURCHASE AND SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996
(Dollar amounts rounded to nearest whole dollar)

                                                                     PURCHASES
                                                             ---------------------------
IDENTITY OF                                                    NUMBER OF
   PARTY INVOLVED      DESCRIPTION OF ASSET                  TRANSACTIONS      AMOUNT
-----------------      --------------------                  ------------    -----------
TEXAS COMMERCE BANK    ENSERCH CORPORATION
                         COMMON STOCK                          307            $7,078,087

TEXAS COMMERCE BANK    ENSERCH EXPLORATION,
                         INC. COMMON STOCK                     145              $437,303

FIDELITY MUTUAL FUNDS  MAGELLAN FUND                           159            $6,187,002

FIDELITY MUTUAL FUNDS  PURITAN FUND                            150            $7,818,092

FIDELITY MUTUAL FUNDS  EQUITY INCOME FUND                       84            $3,609,614

FIDELITY MUTUAL FUNDS  SPARTAN U.S. EQUITY INDEX FUND           75            $3,450,458

FIDELITY MUTUAL FUNDS  U.S. BOND INDEX FUND                    123            $1,406,217

FIDELITY MUTUAL FUNDS  RETIREMENT GOVERNMENT MONEY
                         MARKET PORTFOLIO FUND                 136            $5,062,561


                                                                                      SALES
                                                 ----------------------------------------------------------------------
                                                                                              CURRENT
                                                                                              VALUE OF
                                                                                              ASSET ON       REALIZED
IDENTITY OF                                     NUMBER OF      SELLING          COST         TRANSACTION       GAIN
   PARTY INVOLVED      DESCRIPTION OF ASSET    TRANSACTIONS     PRICE         OF ASSET           DATE         (LOSS)
-----------------      --------------------    ------------ -----------    -----------       -----------    ----------
TEXAS COMMERCE BANK    ENSERCH CORPORATION
                         COMMON STOCK             331       $26,581,459    $21,326,125      $26,581,459     $5,255,334

TEXAS COMMERCE BANK    ENSERCH EXPLORATION,
                         INC. COMMON STOCK        132       $   223,188    $   234,523      $   223,188     $  (11,335)

FIDELITY MUTUAL FUNDS  MAGELLAN FUND              192       $ 2,192,081    $ 2,414,374      $ 2,192,081     $ (222,293)

FIDELITY MUTUAL FUNDS  PURITAN FUND               178       $ 1,564,196    $ 1,544,956      $ 1,564,196     $   19,240

FIDELITY MUTUAL FUNDS  EQUITY INCOME FUND          24       $   212,446    $   198,725      $   212,446     $   13,721

FIDELITY MUTUAL FUNDS  SPARTAN U.S. EQUITY
                         INDEX FUND                25       $    68,785    $    61,857      $    68,785     $    6,928

FIDELITY MUTUAL FUNDS  U.S. BOND INDEX
                        FUND                      166       $   575,330    $   595,667      $   575,330     $  (20,337)

FIDELITY MUTUAL FUNDS  RETIREMENT GOVERNMENT
                        MONEY MARKET
                        PORTFOLIO FUND            180       $ 1,784,274    $ 1,784,274      $ 1,784,274     $        -

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN



Date: June 26, 1997                    By    /s/ W. T. Satterwhite
                                          --------------------------------
                                             W. T. Satterwhite, Member -
                                            ENSERCH Corporation Employee
                                             Stock Purchase and Savings
                                                   Plan Committee





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